Exhibit 8

The Company presently has the following subsidiaries:

		Avrupa Minerals Ltd.
		(BC, Canada)

		100%
		Avrupa Holdings Inc.
		(Barbados)
	100%		100%

Avrupa Portugal Holdings Inc.				Avrupa Kosovo Holdings Inc.
(Barbados)				(Barbados)

100%				92.5%
MAEPA Empreendimentos Mineiros e Participacoes Lda.				Innomatik Exploration Kosovo LLC
(Portugal)				(Kosovo)

	% of ownership	Jurisdiction	Nature of operations
MAEPA Empreendimentos Mineiros e Participacoes Lda	100%	Portugal	Exploration
Innomatik Exploration Kosovo LLC	92.5%	Kosovo	Exploration
Avrupa Holdings Ltd.	100%	Barbados	Holding
Avrupa Portugal Holdings Ltd.	100%	Barbados	Holding
Avrupa Kosovo Holdings Ltd.	100%	Barbados	Holding